Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-287904

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 18, 2025)

Up to 2,100,000 Shares of Common Stock

Treasure Global Inc

This prospectus supplement (the “Prospectus Supplement”) amends and supplements the prospectus dated June 18, 2025 (the “Prospectus”) relating to the issuance of shares of common of Treasure Global Inc (“we,” “us,” “our,” or the “Company”), par value $0.00001 per share to Alumni Capital LP (“Alumni Capital” or the “Selling Stockholder”) pursuant to the Purchase Agreement, dated October 10, 2024 by and between us and Alumni and amended by the Modification Agreement dated as of January 21, 2025 (“Purchase Agreement”).

On December 5, 2025, the Company effected a reverse stock split of its common stock at a ratio of 1-for-20, which proportionally reduced the shares of common stock covered by the Prospectus from 42,000,000 shares to 2,100,000 shares (the “Selling Stockholder Shares”) on a post-split basis. The Company has previously issued 623,831 Purchase Shares (as defined below) and 150,000 Warrant Shares pursuant to the Prospectus.

We are filing this Prospectus Supplement to amend the allocation of the Selling Stockholder Shares from (A) 1,950,000 shares of our common stock (the “Purchase Shares”) that may be issued and sold to Alumni Capital pursuant to the Purchase Agreement and 150,000 shares of our common stock (the “Warrant Shares” and together with the Purchase Shares, the “Selling Shareholder Shares”) that can be underlying the Purchase Warrant Agreement (the “Alumni Warrant”) dated as of October 10, 2024 between us and Alumni Capital to (B) 950,000 Purchase Shares and 1,150,000 Warrant Shares.

The Selling Stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.

The Selling Stockholder will pay all brokerage fees and commissions and similar expenses. We will pay the expenses (except brokerage fees and commissions and similar expenses) incurred in registering the Selling Stockholder Shares, including legal and accounting fees. See “Plan of Distribution.”

This offering will terminate on the date that all of the Selling Stockholder Shares offered by this prospectus have been sold by the Selling Stockholder.

Our common stock is listed on The Nasdaq Capital Market under the symbol “TGL.” The last reported sale price of our common stock on The Nasdaq Capital Market on December 12, 2025, was $8.59 per share.

We are an “emerging growth company” and a “smaller reporting company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and have elected to comply with certain reduced public company reporting requirements. See “Summary-Implications of Being an Emerging Growth Company and Smaller Reporting Company.”

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully review and consider all of the information set forth in this prospectus, including the risks and uncertainties described under “Risk Factors” beginning on page 10 of this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated December 15, 2025